SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25



                           NOTIFICATION OF LATE FILING

       (Check One): [x] Form 10-K [ ] Form 11-K [ ] Form 20F [ ] Form 10-Q

[ ] Form N-SAR

      For Period Ended:  December 31, 2003
                         -----------------

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K


      For the Transition Period Ended:
                                       -----------------------------------------

      READ ATTACHED  INSTRUCTION  SHEET BEFORE  PREPARING FORM.  PLEASE PRINT OR
TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: CYCO.NET, INC.

Former name if applicable: N/A

Address of principal executive office (Street and number): 108 AMHERST DR. SE City, state and zip code: ALBUQUERQUE, NEW MEXICO 87106


                                     PART II
                             RULE 12B-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                                     FORM 12b-25

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Due to the recent acquisition of Orion Security Services, Inc., which has caused a delay in preparing the financial statements for the quarter ended December 31, 2003, the Registrant respectfully requests an extension of the filing date of its Annual Report on Form 10-KSB for the year ended December 31, 2003.

                                     PART IV
                                OTHER INFORMATION

      1. Name and telephone number of person to contact in regard to this notification:

          Richard A. Urrea             (505)                  710-2190
          ----------------             -----                  --------
               (Name)               (Area code)           (Telephone number)

      2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X]  Yes  [ ] No

      3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X]  Yes  [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DISCONTINUED OPERATIONS

Effective July 1, 2003 the Company reached an agreement to sell its Internet tobacco products division (See Note 11). The Company agreed to dispose of the division due to the lack of working capital required to resolve the litigation issues as discussed in Note 10.

Operating results of discontinued operations for the years ended December 31, 2003 and 2002 are shown separately in the accompanying statements of operations.

Net sales and net income from discontinued operations are as follows:

                                  2003                   2002
                                  ----                   ----

      Net sales               $2,873,065             $5,179,060
                              ==========             ==========
      Net income              $  346,405            $   572,204
                             ===========            ===========

                                                                     FORM 12b-25

Assets related to discontinued operations, which were included in the sale, were as follows:

                   Inventory                                  $  2,070
                   Property and equipment - net                  3,295
                   Intangible assets - net                      11,746
                                                              --------
                   Net assets of discontinued operations       $17,111
                                                              ========


ACQUISITION OF ASSETS AND LOSS ON ASSET IMPAIRMENT

Effective November 19, 2003, Cyco.net, Inc. entered into a merger agreement with Orion Security Services, Inc. ("OSSI"), a Wisconsin corporation in the development stage, that provides secure computer network and management solutions, and video surveillance systems via satellite communication. The business combination has been accounted for as a purchase. The results of operations of OSSI have been included in the accompanying financial statements since the effective date of the acquisition. In exchange for all of the issued and outstanding common shares of OSSI, the Company issued 50,000,000 shares of its common stock valued at $4,500,000. The shares were valued at $.09 per share, the fair market value at November 19, 2003. As of December 31, 2003, the Company recorded a loss on asset impairment related to this investment, in the amount of $4,500,000, which was charged to operations.

The purchase price was allocated as follows:

                   Current assets                             $     1,057
                   Property and equipment                           9,613
                   Current liabilities                           (242,238)
                                                              -------------
                   Net liabilities acquired                   $  (231,568)
                                                              =============

The assets acquired and liabilities assumed were recorded at the historical basis of OSSI. The excess of the purchase price paid over the value of the assets acquired of $4,731,568 has been recorded as goodwill.

The following unaudited summarized pro forma information assumes the acquisition had occurred on January 1, 2003.

                   Net sales                                   $   112,299
                                                               ============
                   Net (loss)                                  $(5,061,684)
                                                               ============
                   (Loss) per share:
                     basic and diluted                         $     (0.13)
                                                               ============

                                 Cyco.Net, Inc.
                                 --------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  March 30, 2004             By:  /s/ Richard Urrea
                                       -----------------------------------------
                                       Richard A. Urrea, Chief Executive Officer